As filed with the Securities and Exchange Commission on January 28, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)
RAE SYSTEMS INC.
(Name of the Issuer)
RAE SYSTEMS INC.
RUDY ACQUISITION CORP.
RUDY MERGER SUB CORP.
BATTERY VENTURES VIII, L.P.
BATTERY VENTURES VIII SIDE FUND, L.P.
CHEN REVOCABLE TRUST DTD 5/8/2001
CHEN FAMILY FOUNDATION
HSI FAMILY TRUST
ROBERT I. CHEN
PETER C. HSI
LIEN Q. CHEN
(Name of Person(s) Filing Statement)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
75061P102
(CUSIP Number of Class of Securities)

RAE Systems Inc. 3775 North First Street San Jose, California 95134 Attention: Randall Gausman (408) 952-8200	Susan Wang Chairman of the Special Committee of the Board of Directors of RAE Systems Inc. 3775 North First Street San Jose, California 95134 (408) 952-8200	Rudy Acquisition Corp.
Rudy Merger Sub Corp.
Battery Ventures VIII, L.P.
Battery Ventures Side Fund, L.P.
c/o Battery Ventures
930 Winter Street, Suite 2500
Waltham, MA 02451
Attention: Morgan Jones
(781) 478-6600	Chen Revocable Trust DTD
5/8/2001
Chen Family Foundation
Hsi Family Trust
Robert I. Chen
Peter C. Hsi
Lien Q. Chen
c/o RAE Systems Inc.
3775 North First Street
San Jose, California 95134
(408) 952-8200
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
COPIES TO:

David K. Michaels, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 (650) 988-8500	Alfred L. Browne, Esq. Cooley LLP 500 Boylston Street Boston, MA 02116 (617) 937-2310	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Street, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$75,429,703.67	$5,378.14

*	This calculation is based upon $0.00007130 multiplied by transaction valuation shown above. For purposes of calculating this fee only, the transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the merger consideration of $1.60 per share. For purposes of calculating the aggregate number of securities only, this number is based on (i) 46,113,386 shares of RAE Systems Inc. common stock outstanding and owned by stockholders other than 13,392,857 shares (the “Rollover Shares”) owned by the Rollover Holders (as defined below); and (ii) outstanding stock options to purchase an aggregate of 3,346,744 shares of RAE Systems Inc. common stock with exercise prices below $1.60 which are eligible to be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders (other than the Rollover Holders with respect to the Rollover Shares) will be converted into the right to receive $1.60 in cash, without interest, and (ii) each outstanding stock option to purchase shares of RAE Systems Inc. common stock with a per share exercise price less than $1.60 will be converted into the right to receive a cash payment equal to (a) the excess of $1.60 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying such stock option.
☑	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously Paid: $5,378.14
Form or Registration No.: Schedule 14A
Filing Party: RAE Systems Inc.
Date Filed: October 21, 2010

Item 4 Terms of the Transaction.
(a)(2)	Material Terms. On January 18, 2011, RAE Systems Inc. (“RAE”) terminated the Agreement and Plan of Merger, dated as of September 19, 2010 (the “Prior Merger Agreement”), by and among RAE, Rudy Acquisition Corp. and Rudy Merger Sub Corp., each an affiliate of Battery Ventures VIII, L.P. and Battery Ventures Side Fund, L.P. (“Battery Ventures”), and paid Battery Ventures a termination fee in the amount of $3,390,000 pursuant to the Prior Merger Agreement.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAE SYSTEMS INC.
By:	/s/ Randall K. Gausman
	Name:	Randall K. Gausman
	Title:	Chief Financial Officer

Date:	January 28, 2011

RUDY ACQUISITION CORP.
By:
	Name:	Jesse Feldman
	Title:	Secretary

Date:

RUDY MERGER SUB CORP.
By:
	Name:	Jesse Feldman
	Title:	Secretary

Date:

BATTERY VENTURES VIII, L.P.
By:	Battery Partners VIII, LLC, its General Partner

By:
	Name:	Morgan M. Jones
	Title:	Member Manager

Date:

BATTERY VENTURES VIII SIDE FUND, L.P.
By:	Battery Partners VIII Side Fund, LLC, its General
Partner

By:
	Name:	Morgan M. Jones
	Title:	Member Manager

Date:

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CHEN REVOCABLE TRUST DTD 5/8/2001
By:	/s/ Robert I. Chen
	Name:	Robert I. Chen
	Title:	Trustee

Date:	January 28, 2011

By:	/s/ Lien Q. Chen
	Name:	Lien Q. Chen
	Title:	Trustee

Date:	January 28, 2011

CHEN FAMILY FOUNDATION
By:	/s/ Robert I. Chen
	Name:	Robert I. Chen

Date:	January 28, 2011

By:	/s/ Lien Q. Chen
	Name:	Lien Q. Chen

Date:	January 28, 2011

ROBERT I. CHEN

By:	/s/ Robert I. Chen
	Name:	Robert I. Chen

Date:	January 28, 2011

LIEN Q. CHEN

By:	/s/ Lien Q. Chen
	Name:	Lien Q. Chen

Date:	January 28, 2011

HSI FAMILY TRUST

By:	/s/ Peter C. Hsi
	Name:	Peter C. Hsi
	Title:	Trustee

Date:	January 28, 2011

By:	/s/ Sandy Hsi
	Name:	Sandy Hsi
	Title:	Trustee

Date:	January 28, 2011

PETER C. HSI

By:	/s/ Peter C. Hsi
	Name:	Peter C. Hsi

Date:	January 28, 2011

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